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                             July 27, 2021

       Benjamin J. Zeskind, Ph.D.
       Chief Executive Officer
       Immuneering Corporation
       245 Main Street, Second Floor
       Cambridge, MA 02142

                                                        Re: Immuneering
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 26, 2021
                                                            File No. 333-257791

       Dear Dr. Zeskind:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1.                                                   Please revise Exhibit
5.1 to remove the assumption that the issuance of shares in this offering will not
exceed the total number of shares of Class A common stock available under your certificate
of incorporation. It is not appropriate for counsel to make an assumption that assumes
a material fact underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin
No. 19.
 Benjamin J. Zeskind, Ph.D.
Immuneering Corporation
July 27, 2021
Page 2

       You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                         Sincerely,
FirstName LastNameBenjamin J. Zeskind, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameImmuneering Corporation
                                                         Office of Life
Sciences
July 27, 2021 Page 2
cc:       Nathan Ajiashvili, Esq.
FirstName LastName